UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

CCC Intelligent Solutions Holdings Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

12510Q100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12510Q100	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,769,343
	6.	Shared Voting Power 29,895,793(1)
	7.	Sole Dispositive Power 1,769,343
	8.	Shared Dispositive Power 29,895,793(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,665,136(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (2)
12.	Type of Reporting Person (See Instructions) IN, HC

[1]

Includes (i) 12,095,793 Class A ordinary shares of CCC Intelligent Solutions Holdings Inc. (the “Issuer”) and (ii) 17,800,000 Class A ordinary shares issuable upon exercise of warrants issued by the Issuer (the “Warrants”).

[2]

Based on (i) 602,568,628 Class A ordinary shares outstanding as of November 30, 2023, as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 5, 2024 and (ii) 17,800,000 Class A ordinary shares issuable upon exercise of the Warrants.

CUSIP No. 12510Q100	13G	Page 3 of 5 Pages

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 29,895,793 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 29,895,793 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,895,793 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8% (2)
12.	Type of Reporting Person (See Instructions) IA, OO

[1]	Includes (i) 12,095,793 Class A ordinary shares of the Issuer and (iii) 17,800,000 Class A ordinary shares issuable upon exercise of the Warrants.
[2]

Based on (i) 602,568,628 Class A ordinary shares outstanding as of November 30, 2023, as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 5, 2024 and (ii) 17,800,000 Class A ordinary shares issuable upon exercise of the Warrants.

CUSIP No. 12510Q100	13G	Page 4 of 5 Pages

AMENDMENT NO. 2 TO SCHEDULE 13G

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A ordinary shares of the Issuer on February 14, 2022, as amended on February 14, 2023 (together, the “Schedule 13G”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed in the Schedule 13G.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership

(a) through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

Dragoneer Funding I LLC directly holds 8,625,000 Class A ordinary shares of the Issuer and warrants issued by the Issuer exercisable for 17,800,000 Class A ordinary shares. Dragoneer Global Fund II, L.P. directly owns 2,899,492 Class A ordinary shares. Dragoneer Opportunities Fund V, L.P. directly owns 571,301 Class A ordinary shares.

As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Class A ordinary shares. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A ordinary shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Marc Stad continues to beneficially own more than five percent of the Class A ordinary shares of the Issuer, but the Dragoneer Adviser no longer does.

CUSIP No. 12510Q100	13G	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer